Exhibit 99.1

INX ANNOUNCES APRIL 22nd AS THE OFFICIAL

LAST DAY OF ITS TOKEN OFFERING

The INX Digital trading platform will be officially launched for global trading shortly after the IPO ends, and the INX token is expected to list on at least one public trading platform by the end of May, 2021

NEW YORK, April 5th, 2021--INX Limited (“INX” or the “Company”), the blockchain-based platform for trading digital securities and cryptocurrencies, announces today the closing of its token initial public offering at 5pm EST on April 22nd. April 22nd will be the last day that the INX token is offered for sale by the company at the $0.90 per token IPO price.

Shy Datika, CEO of INX made the announcement. “INX has secured its position as the first to execute an SEC-registered digital security IPO for both retail and institutional investors. We look forward to opening in the secondary market with equal success.”

To sign up for an INX Limited account, please visit www.inx.co For more information, please visit the website www.inx.co and follow the platform on Telegram, Reddit, Instagram, Facebook, Twitter, YouTube or LinkedIn.

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About INX

INX aims to provide investors with a regulated trading platform for digital securities and cryptocurrencies, combining traditional markets expertise and an innovative fintech approach. INX is led by an experienced team of business, finance, and blockchain technology experts unified by the vision of redefining the world of capital markets via the leveraging of blockchain technology and an innovative regulatory path.

Press Inquiries:

INX Limited

Denise Weaver

Pistol x Stamen

Tel: 310-721-6710

Email: dweaver@pistolandstamen.com